Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report as per March 31, 2026 – NAT continues to prosper and raises its dividend. Market conditions for NAT are now the best for several decades.

Thursday, May 28, 2026

Highlights:

1.	The dividend for the first quarter 2026 is 22 cents ($0.22) per share. This is the 115th consecutive quarterly cash dividend since NAT became stock listed September 15, 1996. Dividend is payable June 24, 2026, to shareholders on record as of June 10, 2026.

2.	About 90% of our fleet has been booked at about $68,000 per day in the second quarter of 2026. The equivalent number for the first quarter came in at $47,600 per day per ship. Now, we book voyages well into 3Q26. Our operating costs are below $10,000/day/ship – resulting in improved ability to pay dividends and accumulate cash.

3.	The Net result for the first quarter 2026 was $46.3 million. The net result for the first three months of 2026 beat the full 12 months Net Result of 2025.

4.	In mid January 2026 we signed the agreement for the construction of two suezmax tankers with a South-Korean Shipyard. The vessels are due for delivery in 2028.

5.	The top quality of the NAT vessels is reflected in the vetting performance (the score card) undertaken by the major oil companies. They lease about 50% of our vessels. As per March 31, 2026, the NAT fleet consist of 18 vessels. We have two ships on order.

6.	Thanks to careful voyage planning of our vessels, emissions are reduced.

7.	Over the last five years our vessels have visited 68 countries, loading and discharging. Thus, our business provides us with some insight into global affairs.

8.	Prospects for NAT are excellent.

Please see the enclosed comprehensive report for further information.

Sincerely,

Herbjørn Hansson

founder, Chairman & CEO

Nordic American Tankers Ltd

1

Our Fleet

As of March 31, 2026, our fleet consisted of 18 well maintained Suezmax tankers.

Suezmax tankers are a versatile ship, offering a combination of economy of scale and flexibility in loading & discharging, with its cargo lifting capacity of 1 million barrels of oil each. We only have Suezmaxes in our fleet and most of our ships are built in South Korea.

In the final quarter of 2025, we agreed to sell two vessels built in 2004- and 2005. The ships were delivered to the new owners in mid-January and a gain of $14.4 million is recorded in our 1Q 2026 result.

During the first quarter we entered into sales agreements for two ships, a 2003-built and a 2005-built tanker. The first vessel was delivered to the new owners after the quarter and the second vessel has yet to be delivered to the buyers. Both vessels are listed as being held for sale in this report.

The two newbuilding-contracts we agreed to in 4Q25 were both signed in January 2026.

We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.

In a capital-intensive industry like ours, careful maintenance of our ships and the timing & financing of expansion are key elements to ensure both our financial stability and our commitment to paying cash dividends.

Results for the first quarter of 2026

The first quarter of 2026 saw rates continuing the strong momentum that started in 4Q 2025. The demand for our ships accelerated even further at the very end of the quarter when tensions in the Middle East exploded with the closure of the Strait of Hormuz.

The first quarter of 2026 produced a net income of $46.3 million, compared to the fourth quarter of 2025 with a net income of 11.7$ million.

The adjusted EBITDA for the first quarter came in at $54.0 million, an improvement from the third quarter with $34.7 million adjusted EBITDA.

The average time charter equivalent (TCE) for our fleet during the first quarter of 2026 came in at $47,600 per day per vessel versus $27,490 per day per ship in the fourth quarter of 2025. These numbers are on a discharge-to-discharge basis.

For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain non-GAAP financial measures, we refer to tables on pages 5 and 6 of this press release.

2

Financing

Our Net Debt (total liabilities, less current assets) stood at $250,4 million, which averages $13.9 million per ship across our 18 vessels, as of March 31, 2026.

The details of our two financing arrangements are as follows;

1)	The $150 million five-year Senior Secured Credit agreement with CLMG/Beal Bank dated 6th February 2025 had a total outstanding balance of $140.9 million as of March 31, 2026, including current portion of the debt. The loan is secured in 7 of our suezmax tankers.

2)	The 8 vessels financed through Ocean Yield had as of March 31, 2026, a total outstanding balance of $277.9 million, including current portion of the debt.

As of March 31, 2026, the current portion of long-term debt was $35.4 million net of transaction costs. $28.0 million was related to the Ocean Yield financing and $7.4 million was related to the Beal/CLMG financing.

We have not utilized any ATM offerings in 2025.

For the first quarter of 2026 a cash dividend of 22 cent ($0.22) per share has been declared. This is our 115th consecutive quarterly dividend declaration.

Payment of the dividend will be on June 24, 2026, to shareholders of record on June 10, 2026.

World Economy and the Tanker Market

We continue to see high demand for oil and oil transportation, especially for emerging economies that continue to have energy consumption per capita that is significantly lower than that of OECD-countries. Should the Strait of Hormuz open up fully, more oil volume should become available and allow for re-stocking of depleted international oil stocks, commercial and strategic. This should continue to keep demand for transportation of oil strong and is good for the NAT fleet. Seasonal variations will occur, but as we have seen so far, these last years, the trend supports future earnings at higher levels than in the past.

The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 622 vessels as of mid May 2026.

The orderbook for new suezmax tankers at the same date stood at 178 vessels. This is an uptick from February this year and the orderbook in percentage of the existing world fleet of conventional Suezmax tankers now stands at 28%. Still, this is a balanced orderbook compared to the age structure of the fleet. 171 new vessels will be delivered into the world fleet between now and the end of 2029. Until the end of 2029 there are 218 conventional suezmax tankers that will turn 20 years of age, or older. A large portion of the oldest part of the world fleet is involved in sanctioned trade and their future is highly dependent on the geopolitical scene.

The world suezmax fleet will see 24 new vessels added to the world fleet for the remainder of 2026, 49 in 2027, 50 in 2028, 48 in 2029 and 7 newbuild orders are booked for 2030.

It is anticipated that the tanker markets will continue to be strong in the coming years.

The supply of tanker tonnage is inelastic in the short term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.

3

Corporate Governance/Conflict of Interests

It is vital to ensure that there is no conflict of interest among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.

Strategy Going Forward

The NAT strategy is built on expanding and maintaining a homogenous and top-quality fleet, leveraging on our industry network and close customer relationships with major oil companies and oil traders.

We are a dividend company with the objective of having a strong balance sheet and low G&A costs, enabling us to distribute free cash flows to our shareholders.

In an improved market, higher dividends can be expected.

Our fleet of 18 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.

NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

4

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended					Twelve Months Ended
	Mar. 31, 2026		Dec. 31, 2025		Mar. 31, 2025	Dec. 31, 2025
Amounts in USD '000

Net Voyage Revenue	77,513		58,755		37,945	182,540
Other Income	1,806	*	730	**	0	730

Vessel Operating Expenses	(15,876)		(15,516)		(16,503)	(66,938)
Depreciation Expenses	(14,000)		(14,196)		(13,246)	(57,735)
General and Administrative Expenses	(9,279)		(8,612)		(6,848)	(28,873)
Gain on Disposal of Vessels	14,449		0		9,504	16,621
Operating Expenses	(24,706)		(38,324)		(27,093)	(136,925)
Net Operating Income	54,613		21,161		10,852	46,345

Interest Income	427		323		489	1,608
Interest Expense	(8,597)		(9,332)		(7,359)	(35,752)
Other Financial Income (Expenses)	(152)		(492)		264	70
Total Other Expenses	(8,322)		(9,501)		(6,606)	(34,074)
Net Income (Loss)	46,291		11,660		4,246	12,271
Basic and Diluted Earnings (Loss) per Share	0.22		0.06		0.02	0.06
Weighted Average Number of Common Shares Outstanding	211,750,663		211,750,663		211,750,663	211,750,663
Common Shares Outstanding	211,750,663		211,750,663		211,750,663	211,750,663

* Insurance proceeds related to prior-period asset event, presented as Other Income
**A distribution of $730,484 from The Norwegian Shipowner Mutual WarRisk Insurance Association, received in December 2025, presented as Other Income

5

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Mar. 31, 2026	Dec. 31, 2025
Amounts in USD '000

Cash and Cash Equivalents	81,120	45,863
Accounts Receivable, Net	23,183	19,039
Prepaid Expenses	20,487	8,401
Inventory	15,926	19,930
Voyages in Progress	23,014	17,566
Other Current Assets	538	4,053
Vessels Held For Sale	30,639	36,016
Total Current Assets	194,907	150,868
Vessels, Net	703,411	748,207
Other Non-Current Assets	2,939	3,089
Total Non-Current Assets	706,350	751,296
Total Assets	901,257	902,164

Accounts Payable	5,654	2,528
Accrued Voyage Expenses	14,585	15,242
Other Current Liabilities	9,340	14,246
Current Portion of Long Term Debt	35,404	35,404
Total Current liabilities	64,983	67,420
Long-Term Debt	379,990	388,740
Other Non-Current Liabilities	343	483
Total Non-current Liabilities	380,333	389,223
Shareholders' Equity	455,941	445,521
Total Liabilities and Shareholders' Equity	901,257	902,164

6

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Three Months Ended	Twelve Months Ended

	Mar. 31, 2026	Dec. 31, 2025
Amounts in USD '000

Net Cash Provided by Operating Activities	29,739	19,824

Investment in Vessels	38	(134,450)
Proceeds from Sale of Vessels	50,357	46,751
Net Cash Provided By (Used In) Investing Activities	50,395	(87,699)

Proceeds from Borrowing Facility	0	190,659
Repayments of Vessel Financing	(7,063)	(26,227)
Repayment of Borrowing Facility	(1,875)	(8,225)
Transaction Costs Borrowing Facilities	0	(2,514)
Dividends Distributed	(35,998)	(84,700)
Net Cash Provided By (Used In) Financing Activities	(44,936)	68,993

Net Increase in Cash and Cash Equivalents	35,198	1,118
Effect of exchange rate changes on Cash	59	361
Cash and Cash Equivalents at Beginning of Period	45,863	44,384
Cash and Cash Equivalents at End of Period	81,120	45,863

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NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025	Dec. 31, 2025
Voyage Revenue	106,462	85,903	64,790	292,420
Voyage Expense	(28,949)	(27,148)	(26,846)	(109,880)
Net Voyage Revenue (1)	77,513	58,755	37,945	182,540

	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025	Dec. 31, 2025
Net Income (Loss)	46,291	11,660	4,246	12,271
Interest Expense (Income), net	8,170	8,839	6,870	35,752
Depreciation Expense	14,000	14,196	13,246	57,735
EBITDA (2)	68,461	34,695	24,362	105,758
(Gain) on Disposal of Vessel	(14,449)	0	(9,504)	(16,621)
ADJUSTED EBITDA	54,012	34,695	14,858	89,137

(1)	Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.
(2)	Earnings before interest, taxes, depreciation and amortization (or EBITDA) is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

8

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Bjørn Giæver, CFO Nordic American Tankers Limited Tel: +1 888 755 8391 Alexander Kihle, Finance Manager Nordic American Tankers Limited Tel: +47 91 72 41 71

Web-site: www.nat.bm

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